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                                                                    EXHIBIT 99.5

FOR IMMEDIATE RELEASE
CONTACT:  MICHAEL ASHNER
          (516) 822-0022



         Raleigh Capital Associates L.P. announced today that it has made a proposal to the general partner of Arvida/JMB Partners, L.P., a limited partnership, which calls for a business combination of Arvida/JMB with a Raleigh entity which would give the limited partners of Arvida/JMB the choice of $500 in cash or a combination of $400 in cash plus a continuing interest in the entity which would be initially valued at approximately $125, or a total of $525.

         Raleigh further announced today that as the largest holder of interests in Arvida/JMB Partners, it is strongly opposed to and intends to take action to defeat a proposed transaction pursuant to which Arvida/JMB would obtain financing from Starwood Capital Group, L.P. Raleigh noted that the general partner of Arvida/JMB had previously rejected an offer from Raleigh to obtain on behalf of Arvida/JMB, financing superior to that offered by Starwood.

         Michael Ashner, president of Raleigh, stated that if the general partner were acting in the best interests of the limited partners, it should accept our offer because it delivers to the limited partners who want to go out a price far in excess of any previous offer to them and it delivers to those who want to stay, immediate cash in excess of any proposed distribution arising from the borrowing in the Starwood transaction plus a continuing share of the enterprise which, together with the cash portion, would be close to the range of values which the general partners' investment bankers placed on the limited partnership interests and assignee interests therein.

         Mr. Ashner further stated that Raleigh believes that the limited partners of Arvida/JMB should be allowed to decide whether the limited partnership should accept the Starwood proposal or the Raleigh proposal.